UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended      December 31, 2007
Commission file number      0-15956
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank of Granite Corporation
(Exact name of registrant as specified in its charter)

Delaware	56-1550545

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 128, Granite Falls, N.C.	28630

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code      (828) 496-2000

Bank of Granite Employee’s
Profit Sharing Retirement
Plan and Trust
Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007, and
Supplemental Schedule as of December 31, 2007, and
Report of Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4-8

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	10

NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants
Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust
Granite Falls, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Dixon Hughes PLLC
Charlotte, North Carolina
June 13, 2008

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:

Participant-directed investments, at fair value	$19,925,860	$18,891,575

Receivables:
Employer contributions	937,654	1,546,711
Participant contributions	18,698	15,081

Total receivables	956,352	1,561,792

Cash	—	71,626

Total assets	20,882,212	20,524,993

LIABILITIES:

Due to broker, net	—	71,622
Excess contributions payable	6,228	12,802
Other payables	6	—

Total liabilities	6,234	84,424

NET ASSETS, AT FAIR VALUE	20,875,978	20,440,569

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,044)	33,180

NET ASSETS AVAILABLE FOR BENEFITS	$20,869,934	$20,473,749

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(925,444)
Dividends	827,470

Total investment loss	(97,974)

Contributions:
Employer contributions	937,654
Participant contributions	477,698

Total contributions	1,415,352

Total additions	1,317,378

DEDUCTIONS:
Benefits paid to participants	841,588
Administrative expenses	79,605

Total deductions	921,193

INCREASE IN NET ASSETS	396,185

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,473,749

End of year	$20,869,934

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution profit- sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Non-highly and highly compensated employees may contribute from 1% to 25% and from 1% to 4%, respectively, of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed out of the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share of total participant contributions, as defined by the Plan document, for the year. Participants must complete 1,000 hours of service during the Plan year and be employed on the last day of the Plan year to be eligible for the Company’s profit-sharing contribution. The Company’s profit-sharing contribution totaled $937,654 for the year ended December 31, 2007.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures and Plan earnings and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common trust funds, nine mutual funds and Company common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after two years of service, increasing 20% each year for the next three years (100% after six years). A participant also becomes 100% vested upon attainment of retirement. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan in the same manner as employer contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $70,780 and $82,162, respectively.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $1,000, participants will receive a lump-sum distribution as soon as administratively feasible.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. Bank of Granite Corporate Common Stock is valued at the year-end quoted market price.

Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in the excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006

Wachovia Diversified Stable Value Fund, 15,474 units and 12,198 units, respectively (at fair value)	$5,023,930	$3,740,771

Wachovia Enhanced Stock Market Fund, 25,133 and 30,378 units, respectively	2,642,858	3,017,055

Evergreen Core Bond Fund CCA, 148,632 shares and 174,066 shares, respectively	2,269,743	2,529,547

Bank of Granite Corp Common Stock, 150,884 shares and 150,298 shares, respectively	1,594,844	2,851,153

Van Kampen Equity and Income Fund CLA, 327,594 shares and 265,212 shares, respectively	2,895,933	2,418,738

Dreyfus Midcap Index Fund, 55,546 shares and 51,377 shares, respectively	1,574,725	1,502,779

American Capital World Growth and Income Fund, 29,526 shares	1,315,078	*
* Investment did not exceed five percent of net assets available for benefits at year-end.

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $925,444 as follows:

Common Trust Funds:
Wachovia Diversified Stable Value Fund	$200,529
Wachovia Enhanced Stock Market Fund	192,485
Various Funds	7,823

Mutual Funds:
Evergreen Core Bond Fund CCA	123,087
American Century Large Company Value Fund	(22,817)
Fidelity Advisor Small Cap Fund	27,993
Loomis Sayles FDS Growth Fund	37,554
Lord Abbett Research Small Cap Value Series	(59,353)
Dreyfus Midcap Index Fund	(41,404)
Van Kampen Equity and Income Fund CLA	(91,484)
American Capital World Growth & Income Fund	29,919
Evergreen International Equity Fund	1,219

Common Stocks:
Bank of Granite Corp Common Stock	(1,330,995)

Net depreciation in fair value of investments	$(925,444)

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Wachovia manages certain plan investments. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007, the Plan held 150,884 shares of the Bank of Granite Corp Common Stock, with a cost basis of $1,120,826. At December 31, 2006, the Plan held 150,298 shares of Bank of Granite Corp Common Stock, with a cost basis of $729,073. During the year ended December 31, 2007, the Plan recognized $80,867 of dividend income related to Bank of Granite Corp Common Stock.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wachovia. Wachovia received an opinion letter from the Internal Revenue Service (“IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$20,869,934	$20,473,749
Less: Employer contributions receivable	(937,654)	(1,546,711)
Less: Employee contributions receivable	(18,698)	(15,081)
Add: Excess contribution payable	6,228	12,802

Net assets available for benefits per the Form 5500	$19,919,810	$18,924,759

     The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total contributions per the financial statements	$1,415,352
Add: Employer contributions receivable at December 31, 2006	1,546,711
Less: Employer contributions receivable at December 31, 2007	(937,654)
Add: Employee contributions receivable at December 31, 2006	15,081
Less: Employee contributions receivable at December 31, 2007	(18,698)
Add: Excess contributions payable at December 31, 2007	6,228
Less: Excess contributions payable at December 31, 2006	(12,802)

Total contributions per the Form 5500	$2,014,218

*****

SUPPLEMENTAL SCHEDULE

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST
Plan Number 001
Employer Identification Number 56-0132080
FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Identity of Issue,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Wachovia Diversified Stable Value Fund	Common Trust Fund	**	$ 5,017,886
*	Wachovia Enhanced Stock Market Fund	Common Trust Fund	**	2,642,858
*	Bank of Granite Corp Common Stock	Company Common Stock	**	1,594,844
*	Evergreen Core Bond Fund CCA	Mutual Fund	**	2,269,743
	American Century Large Company Value Fund	Mutual Fund	**	455,587
	Fidelity Advisor Small Cap Fund	Mutual Fund	**	345,549
	Loomis Sayles FDS Growth Fund	Mutual Fund	**	257,270
	Lord Abbett Research Small Cap Value Series	Mutual Fund	**	961,236
	Dreyfus Midcap Index Fund	Mutual Fund	**	1,574,725
	Van Kampen Equity and Income Fund CLA	Mutual Fund	**	2,895,933
	American Capital World Growth & Income FD	Mutual Fund	**	1,315,078
*	Evergreen International Equity Fund	Mutual Fund	**	589,107

	Total			$19,919,816

*	Permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Corporation

June 13, 2008	By:	/s/ Kirby A. Tyndall

Kirby A. Tyndall Secretary-Treasurer and Chief Financial Officer signing in his capacity as Secretary-Treasurer on behalf of the Registrant and as Chief Financial Officer of the Registrant

INDEX OF EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm